Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following presentation will be presented by HomeStreet, Inc. and FirstSun Capital Bancorp at upcoming investor meetings. This presentation includes information in connection with the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp.

TRANSFORMATIONAL STRATEGIC MERGER E n h a n c i n g V a l u e f o r O u r S h a r e h o l d e r s , C u s t o m e r s a n d C o m m u n i t i e s F E B R U A R Y 2 0 2 4 P o s i t i o n e d f o r G r o w t h i n a C h a l l e n g i n g O p e r a t i n g E n v i r o n m e n t

2 DISCLAIMER & FORWARD LOOKING STATEMENTS FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” “project,” “forecast,” “seek,” “strategy,” “future,” “opportunity,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” “will be,” “will continue,” “will likely result,” or the negative of these terms or comparable variations, and include statements relating to the benefits of the proposed transaction (including the accretive value to earnings), the plans, objectives, expectations, and intentions of FirstSun Capital Bancorp (“FirstSun”) and HomeStreet, Inc. (“HomeStreet”) following their combination, the expected timing of completion of the transaction, and other statements that are not historical facts, although not all forward-looking statements contain such identifying words. Such forward-looking statements represent management’s beliefs, based upon information available at the time the statements were made, with regard to the matters addressed; they are not guarantees of future performance. Actual results could differ materially from the results expressed or implied by the forward- looking statements, which are subject to numerous assumptions, risks, and uncertainties that could change over time. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor, as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the transaction may not be realized or take longer than anticipated to be realized, (2) disruption from the transaction of customer, supplier, employee, or other business partner relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to a delay in closing the transaction or the termination of the merger agreement, (4) the occurrence of a change in the interest rate environment, including the magnitude and duration of interest rate changes, which could adversely affect FirstSun’s and HomeStreet’s revenue and expenses, value of assets and obligations, and the availability and cost of capital and liquidity, along with the consummation of the merger, (5) the failure to obtain the necessary approval by the shareholders of HomeStreet, (6) the possibility that the costs, fees, expenses, and charges related to the transaction may be greater than anticipated, (7) the ability of FirstSun to obtain required governmental approvals of the transaction on the anticipated timeframe and without the imposition of adverse conditions, (8) reputational risk and the reaction of the companies’ customers, suppliers, employees, or other business partners to the transaction, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction, (10) the risks relating to the integration of HomeStreet’s operations into the operations of FirstSun, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (11) the risk of potential litigation or regulatory action related to the transaction, (12) the risks associated with FirstSun’s pursuit of future acquisitions, (13) the risk of expansion into new geographic or product markets, (14) the dilution caused by FirstSun’s issuance of additional shares of its common stock in the transaction and related capital raises, (15) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction, (16) risks that the proposed transaction disrupts current plans and operations of FirstSun and HomeStreet, (17) FirstSun’s and HomeStreet’s estimates of its financial performance, (18) the impact of inflation, (19) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of FirstSun’s and HomeStreet’s underwriting practices, and the risk of fraud, (20) fluctuations in the demand for loans, (21) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund FirstSun’s andHomeStreet’s activities, particularly in a rising or high interest rate environment, (22) the rapid withdrawal of a significant amount of deposits over a short period of time, (23) results of examinations by regulatory authorities of FirstSun and HomeStreet and the possibility that any such regulatory authority may, among other things, limit FirstSun’s or HomeStreet’s business activities, restrict FirstSun’s or HomeStreet’s ability to invest in certain assets, refrain from issuing an approval or non- objection to certain capital or other actions, increase FirstSun’s or HomeStreet’s allowance for credit losses, result in write-downs of asset values, restrict FirstSun’s or HomeStreet’s ability or that of a FirstSun or HomeStreet bank subsidiary to pay dividends, or impose fines, penalties, or sanctions, (24) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks, (25) changes in the markets in which FirstSun and HomeStreet compete, including with respect to the competitive landscape, technology evolution, or regulatory changes, (26) changes in consumer spending, borrowing, and saving habits, (27) slowdowns in the securities trading or shifting demand for security trading products, (28) the impact of natural disasters and health epidemics, (29) legislative and regulatory changes, (30) impact of operating in a highly competitive industry, (31) reliance on third party service providers, (32) competition in retaining key employees, (33) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee, or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions, (34) changes to accounting principles and guidelines, (35) potential litigation relating to the proposed transaction that could be instituted against FirstSun, HomeStreet, or their respective directors and officers, including the effects of any outcomes related thereto, (36) volatility in the trading price of FirstSun’s or HomeStreet’s securities, (37) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction and identify and realize additional opportunities, (38) the effect of the announcement or pendency of the proposed transaction on FirstSun’s and HomeStreet’s business relationships, operating results, and business generally, (39) potential difficulties in retaining FirstSun and HomeStreet customers and employees as a result of the proposed transaction, and (40) general competitive, economic, political, and market conditions. Shareholders and investors should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of FirstSun’s registration statement on Form S-4 that will also contain the Proxy Statement of HomeStreet and Prospectus of FirstSun discussed below, when it becomes available. Further information regarding additional factors that could cause results to differ materially from those described above can be found in FirstSun’s Annual Report on Form 10-K for the year ended December 31, 2022, which is on file with the Securities and Exchange Commission (the “SEC”) and is available in the “Investor Relations” section of FirstSun’s website, https://ir.firstsuncb.com/investor-relations/default.aspx, and in other documents FirstSun files with the SEC, and in HomeStreet’s Annual Report on Form 10-K for the year ended December 31, 2022, which is on file with the SEC and is available in the “Investor Relations” section of HomeStreet’s website, https://ir.homestreet.com/corporate-profile/default.aspx, and in other documents HomeStreet files with the SEC. These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Many of these factors are beyond FirstSun’s and HomeStreet’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. There may also be additional risks that neither FirstSun nor HomeStreet presently knows, or that FirstSun or HomeStreet currently believes are immaterial, that could cause actual events and results to differ from those contained in the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward- looking statements. All forward-looking statements speak only as of the date of this communication, and neither FirstSun nor HomeStreet assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. FirstSun and HomeStreet anticipate that subsequent events and developments will cause FirstSun’s and HomeStreet’s assessments to change. Neither FirstSun nor HomeStreet gives any assurance that either FirstSun or HomeStreet, or the combined company, will achieve the results or other matters set forth in the forward-looking statements. FirstSun and HomeStreet qualify all forward-looking statements by these cautionary statements.

3 DISCLAIMER & FORWARD LOOKING STATEMENTS (CONTINUED) NO OFFER OR SOLICIATION This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction of any vote or approval and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FirstSun, HomeStreet, or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. IMPORTANT ADDITIONAL INFORMATION ANDWHERE TO FIND IT In connection with the proposed transaction, FirstSun intends to file with the SEC a Registration Statement on Form S-4 to register shares of FirstSun common stock that will be issued to HomeStreet shareholders in connection with the merger. The Registration Statement will include a Proxy Statement of HomeStreet and a Prospectus of FirstSun, as well as other relevant documents in connection with HomeStreet’s solicitation of proxies for the vote by HomeStreet’s shareholders concerning the proposed transaction. After the registration statement has been filed and declared effective, HomeStreet will mail the Proxy Statement of HomeStreet and Prospectus of FirstSun to its shareholders that, as of the record date, are entitled to vote on the matters being considered at the HomeStreet shareholder meeting. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRSTSUN, HOMESTREET, AND THE PROPOSED TRANSACTION. Shareholders of HomeStreet will be able to obtain a free copy of the Registration Statement and definitive Proxy Statement/Prospectus, as well as other filings containing information about FirstSun and HomeStreet, without charge, at the SEC’s website, www.sec.gov. Copies of the Registration Statement and Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference in the Registration Statement and Proxy Statement/Prospectus can also be obtained, without charge, by FirstSun (a) on its website at https://ir.firstsuncb.com/investor-relations/default.aspx under “Financials and Filings”; or (b) through directing a request to FirstSun Capital Bancorp, Attention: Investor Relations, 1400 16th Street, Suite 250, Denver, CO 80202, (303) 962-0150; or by HomeStreet (a) on its website https://ir.homestreet.com/sec-filings/all-filings/default.aspx; or (b) through directing a request to HomeStreet, Inc. Investor Relations, 601 Union St. Suite 2000, Seattle, WA 98101, (206) 623-3050. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of HomeStreet in connection with the proposed transaction under the rules of the SEC. Information regarding FirstSun’s directors and executive officers is available in FirstSun’s 10-K, which was filed with the SEC on March 16, 2023, and other documents filed by FirstSun with the SEC. Information regarding HomeStreet’s directors and executive officers is available in HomeStreet’s definitive proxy statement filed with the SEC on April 11, 2023, and other documents filed by HomeStreet with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus relating to the proposed transaction and in other relevant materials filed with the SEC regarding the proposed transaction (if and when they become available). Free copies of this document may be obtained as described in the preceding paragraph.

4 Table of Contents I. Introduction II. HomeStreet Overview III. FirstSun Overview IV. Combined Franchise V. Conclusion VI. Appendix

5 Introduction

6 INTRODUCTION TO EXECUTIVE MANAGEMENT Neal E. Arnold President & CEO, FirstSun Robert A. Cafera CFO, FirstSun Mark K. Mason President & CEO, HomeStreet John M. Michel CFO, HomeStreet ✓ President and CEO of Sunflower since 2018 ✓ He served as Executive Vice President & CFO of Fifth Third Bancorp and Fifth Third Bank from 1998 to 2005 ✓ Mr. Arnold has over 20 years of experience completing numerous regulatory compliance consulting engagements for bank boards ✓ Robert A. Cafera has held his current positions since 2012 ✓ He served in different roles at Fifth Third Bank, including as Senior Vice President and Chief Financial Officer of the Commercial Bank, and before that as its Assistant Controller ✓ Before joining Fifth Third Bank, he was a Senior Manager with Arthur Andersen for about ten years ✓ HomeStreet’s President and CEO since January 2010 ✓ From 1998 to 2002, Mr. Mason was President, CEO and Chief Lending Officer for Bank Plus Corporation ✓ His prior experience includes Chief Financial Officer roles at other financial institutions, financial services, and real estate organizations, and he was a Senior Manager at Deloitte ✓ Mr. Michel joined HomeStreet in May 2020 and serves as Executive Vice President, Chief Financial Officer ✓ Prior to joining HomeStreet, Mr. Michel was Chief Financial Officer of First Foundation, Inc., from 2007 through 2020 ✓ His prior experience includes Chief Financial Officer and senior finance roles at other financial organizations, and he was a Senior Manager at Deloitte

7 Potential $5-$15 Billion Asset Size Public Bank Partner Universe Source: S&P Global Market Intelligence. Note: $5 to $15 billion banks data measured as of most recent quarter reported, includes HMST but excludes all other merger targets. A VOLATILE ENVIRONMENT CREATED OPPORTUNITY ✓ High quality core deposit franchise ✓ Low risk loan portfolio ✓ High degree of quality fee income ✓ Strong culture and tenured employee base ✓ Positioned in large and/or high growth markets ✓ Public currency and diversified shareholder base ✓ Asset sizes of $5-$15 billion to effectively cross $10 billion Key Partner Criteria: 86 Total Banks 20 Banks 10 Banks Deposit Base + Low Risk Profile Above Average Fee Income / Revenue Southwest / Western HQ’d FirstSun was focused on finding a strategic merger partner to cross $10 billion and fully unlock operating leverage

8 CREATING A PREMIER REGIONAL BANKING FRANCHISE MATERIALLY ACCELERATES EACH COMPANY’S OPERATING LEVERAGE TRAJECTORY Best-in-Class Operating Metrics ~1.4% Pro Forma ROAA ~17% Pro Forma ROATCE FSUN Branches HMST Branches Pro Forma Key Highlights Combination of Two Top-Tier Core Deposit Franchises Well-Positioned Balance Sheet and Combined Revenue Streams Less Sensitive of Macro-Environment Conditions Material & Immediate Upside to Current Valuation Complementary Business Lines and Lending Expertise Source: S&P Global Market Intelligence. (1) Pro forma assets are estimated at close and include the impact of purchase accounting adjustments. ~3.9% Pro Forma NIM ~22% Pro Forma Fee Income / Revenue Operating in the Largest and Fastest Growing Markets (2025E) Experienced & Tenured Combined Management Team $17B Pro Forma Assets(1) 30%+ 2025 EPS Accretion $6.05 2025 EPS Hawaii

9 HomeStreet Overview

10 HOMESTREET KEY HIGHLIGHTS ✓ High quality diversified core deposit franchise ✓ Long-tenured, sticky core deposit base ✓ Diversified high quality real estate lending franchise for both single family and multifamily residential and diversified CRE ✓ Best-in-class credit: granular portfolio with low historical loss content ✓ Fee income businesses provide material hedge against a declining rate environment ✓ Strong culture and tenured employee base with extensive M&A experience ✓ Positioned in many of the largest markets with deep and diverse commercial banking opportunities ✓ Material synergized earnings power

11 (30%) (7%) West Coast Region & Business Model Peers HMST 7% 28% HMST West Coast Region & Business Model Peers 60% 40% 59% 25% 12% 4% Source: S&P Global Market Intelligence, Company Documents. (1) Per deposit tape as of 11/30/2023. (2) Per FDIC data as of 6/30/2023. (3) Non-reciprocal deposits excluded from Washington. (4) Wholesale Deposits includes brokered deposits and deposits through listing service less reciprocal brokered deposits. Note: Peers on this page were BANC, WAFD, PPBI, FFWM, Banc of California (Private) and LBC. HIGH QUALITY CORE DEPOSIT FRANCHISE $1,452 $887 $762 $974 $1,216 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 Composition by State(2) ~8.7 yrs. weighted average age(1) ~$32k average account size(1) $1,400 $1,479 $1,410 $1,437 $1,307 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 ~71% accounts opened prior to 2020(1) Washington(3) Oregon Hawaii California Business Consumer Uninsured Deposits / Deposits Substantial reduction in wholesale funding Wholesale Deposits(4) ($236m) / (16%) Change $ in millions Non-interest Bearing (NIB) Deposits LTM Change in NIB Deposits ($76M) / (7%) Change Limited run-off in NIB deposits $ in millions Composition by Customer Type(1)

12 15% 19% 2013 2023 $1,703 $3,557 2013 2023 $323 $1,307 2013 2023 Source: S&P Global Market Intelligence. FDIC data as of 6/30 of their respective years. Note: Branch data excludes branches with zero deposits and the headquarters branch. Time deposits is bank level regulatory data. LONG-TENURED, STICKY CORE DEPOSIT BASE 10 Year Lookback Non-interest bearing / Total Deposits HomeStreet Branch Growth: Pre-COVID to Post-SVB Deposits Absolute 2019-2023 2019 2023 Growth Deposit # Address City State ($M) ($M) (%) CAGR 1. 8200 35th Ave NE Seatt le WA $201 $209 4% 1% 2. 8050 15th Ave NW Seatt le WA 107 119 11% 3% 3. 22001 66th Ave W Mountlake Terrace WA 87 107 23% 5% 4. 6949 Coal Creek Pkwy SE Newcast le WA 95 105 11% 3% 5. 1238 State Ave Marysville WA 79 104 31% 7% 6. 1835 Queen Anne Ave N Seatt le WA 100 103 3% 1% 7. 19405 44th Ave W Lynnwood WA 58 99 69% 14% 8. 33525 Pacific Hwy S Federal Way WA 78 97 25% 6% 9. 2100 SE 164th Ave Vancouver WA 79 96 22% 5% 10. 500 108th Ave NE Bellevue WA 129 95 (26%) (7%) 11. 810 Sleater Kinney Rd SE Lacey WA 0 91 -- -- 12. 1501 S Union Ave Tacoma WA 89 86 (4%) (1%) 13. 4022 SW Alaska St Seatt le WA 68 86 26% 6% 14. 130 Andover Park E Tukwila WA 47 84 81% 16% 15. 909 NE Ellis Dr Issaquah WA 49 82 67% 14% 16. 505 W Harrison St Kent WA 59 79 34% 8% 17. 7307 Greenwood Ave N Seatt le WA 33 70 110% 20% 18. 16389 Redmond Way Redmond WA 35 63 80% 16% 19. 10802 Gravelly Lake Dr SW Lakewood WA 70 63 (11%) (3%) 20. 921 Hildebrand Ln NE Bainbridge Island WA 37 58 54% 11% 21. 3417 Evanston Ave N Seatt le WA 25 55 125% 22% 22. 2720 Hoyt Ave Everett WA 44 51 17% 4% 23. 5900 24th Ave NW Seatt le WA 32 47 49% 10% 24. 4036 E Madison St Seatt le WA 38 44 17% 4% 25. 4949 Borgen Blvd Gig Harbor WA 12 42 262% 38% 26. 12513 Lake City Way NE Seatt le WA 14 39 175% 29% 27. 700 Broadway E Seatt le WA 30 37 26% 6% 28. 5001 25th Ave NE Seatt le WA 17 22 30% 7% 29. 417 NE 72nd St Seatt le WA 25 20 (18%) (5%) Washington Total Deposits $1,737 $2,254 30% 7% 30. 17123 Main St Hesperia CA $95 $175 84% 16% 31. 252 S Lake Ave Pasadena CA 136 131 (4%) (1%) 32. 10820 Zelzah Ave Granada Hills CA 98 110 13% 3% 33. 1110 Rosecrans St San Diego CA 69 108 57% 12% 34. 17901 Von Karman Ave Irvine CA 147 101 (31%) (9%) 35. 8501 Van Nuys Blvd Panorama City CA 93 99 6% 2% 36. 42138 Big Bear Blvd Big Bear Lake CA 90 77 (15%) (4%) 37. 650 S Grand Ave Glendora CA 64 72 12% 3% 38. 8860 Apollo Way Downey CA 62 70 13% 3% 39. 277 Rancheros Dr San Marcos CA 85 69 (19%) (5%) 40. 333 N Glenoaks Blvd Burbank CA 46 60 31% 7% 41. 9714 Sierra Ave Fontana CA 47 55 18% 4% 42. 1118 N Vermont Ave Los Angeles CA 53 53 1% 0% 43. 57500 Twentynine Palms Hwy Yucca Valley CA 55 49 (11%) (3%) 44. 26650 Western Ave Harbor City CA 46 45 (3%) (1%) 45. 368 Broadway El Cajon CA 27 43 59% 12% 46. 3844 La Sierra Ave Riverside CA 25 35 40% 9% 47. 781 Lawrence Expy Santa Clara CA 20 32 57% 12% 48. 6515 Mission George Rd San Diego CA 22 28 26% 6% 49. 3119 Baldwin Park Blvd Baldwin Park CA 15 20 34% 8% 50. 9363 Clairemont Mesa Blvd San Diego CA 11 17 48% 10% California Total Deposits $1,308 $1,450 11% 3% 51. 2 S King St Honolulu HI $323 $320 (1%) (0%) 52. 4211 Waialae Ave Honolulu HI 0 127 -- -- 53. 120 Waianuenue Ave Hilo HI 89 122 37% 8% 54. 98-1258 Kaahumanu St Pearl City HI 90 105 16% 4% Hawaii Total Deposits $502 $674 34% 8% 55. 16230 SW Pacific Hwy Tigard OR $103 $103 (1%) (0%) 56. 3970 Mercantile Dr Lake Oswego OR 19 69 268% 38% 57. 22 NW 23rd Ave Port land OR 75 65 (13%) (4%) Oregon Total Deposits $197 $236 20% 5% HMST Total Deposits $3,744 $4,615 23% 5% Non-Time Deposits ($M) Steady Growth and Consistent Mix Over 77% of Branch Network has Exhibited Growth since Pre-COVID Non-interest bearing ($M) Consistent

13 12.6% 1.3% 6.8% Peer MedianFSUNHMST (0.00%) 0.05% 0.11% HMST FSUN Peer Median 140% 140% 212% HMST FSUN Peer Median 1% 3% 5% 14% 20% 20% 22% 2023 2024 2025 2026 2027 2028 2029 8% 9% 23% 51% 10% BEST-IN-CLASS CREDIT: GRANULAR PORTFOLIO WITH LOW HISTORICAL LOSS CONTENT Source: S&P Global Market Intelligence, Company Documents. Note: Peer group is defined as nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. Note: Bank level regulatory data used where BHC data not available. (1) Per loan tape as of 11.30.23. (2) Owner-occupied CRE is included within C&I loans. (3) Utilizes a 10-year average of net charge-offs/average loans. (4) Regulatory CRE as defined in the regulatory agencies guidance on commercial real estate. NCO / Avg. Loans 10 Year Avg.(3) COVID-19 Peak Deferrals Regulatory CRE(4) ex. Multi / TRBC Multi-family Loans: Composition by Type(2) Non-owner Occupied CRE Construction & Land Residential Commercial & Industrial $4.1B Total Loans 700+ Relationships ~$6M Balance per relationship ~1.39x Avg. DSCR ~57% LTV at Origination 50%+ Rent controlled Maturity / Reprice By Year COVID related defaults materially below peer Long-term credit track record Lower level of non-owner occupied CRE ~5.2 yrs. weighted average maturity(1) ~$687k average account size(1) ~$7.4B total gross loans less than 50% Multi-family reprice prior to 2028 ~$48M Largest dollar loan

14 32% 42% 41% 39% 44% 42% 33% 30% 33% 22% 18% 13% 15% 17% 19% 21% 24% 1.79% 1.53% 0.67% 0.66% 0.87% 1.29% 1.59% 1.31% 1.53% 1.92% 2.91% 3.01% 3.82% 3.57% 3.59% 4.18% 4.52% 19Q4 20Q1 20Q2 20Q3 20Q4 21Q1 21Q2 21Q3 21Q4 22Q1 22Q2 22Q3 22Q4 23Q1 23Q2 23Q3 23Q4 HMST Fee income / Revenue 10 Year UST. FEE INCOME BUSINESSES PROVIDE MATERIAL HEDGE AGAINST A DECLINING RATE ENVIRONMENT Declining Rates Increased Fee Income Loan Sales & Servicing (Residential & Multi-Family) Residential Mortgage Banking Delegated Underwriting Service License • Scaled residential servicing operation in place • Future opportunity to expand commercial servicing, particularly DUS originations, in the pro forma footprint - HMST is currently one of the smallest DUS loan volume originators • Demonstrated track record of commercial loan sales in more “normal” rate environment • Substantially reduced operations in 2019 • Sold majority of servicing rights • Re-focused the business to be aligned with retail deposit branch network 2019 Mortgage Actions Source: S&P Global Market Intelligence; Company documents. (1) Per S&P Global Market Intelligence, 2023 year-to-date as of September. Mortgage Originations(1) Unlocking the Opportunity

15 Source: S&P Global Market Intelligence; Company documents; FDIC. Note: FDIC data as of 6/30/2023. STRONG CULTURE AND TENURED EMPLOYEE BASE WITH EXTENSIVE M&A EXPERIENCE America's Best Banks – 2022 Best Small Bank in WA Best-In-Class Mortgage Lender – 2022 #1 in the nation Top 5 Corp. Philanthropists in Puget Sound - 2023 Best U.S. Banks – 2022 #8 in the nation Culture & Awards Scalable Platform to Build from in Attractive SoCal Markets Net Promotor Score (NPS) of 40 in 2022 – exceeding the bank industry benchmark for the seventh consecutive year. HMST acquired 3 branches from Mitsubishi UFJ Financial Group. Feb. 2023 HMST seller in Windermere Real Estate Services Company Nov. 2019 HMST acquired Orange County Business Bank ($190M in assets), franchise focused in Irvine, CA Feb. 2016 HMST acquired Simplicity Bancorp ($863M in assets), franchise focused in Covina, CA Mar. 2015 HMST acquired YNB Financial Services Corp (~$125M assets), franchise focused in Yakima, WA HMST acquired Fortune Bank (~$141M in assets), franchise focused in Seattle, WA Nov. 2013 Nov. 2013 Extensive M&A Experience HMST acquired 1 branch from Silvergate Mar. 2019 HMST acquired 1 branch from Opus Bank Sept. 2017 HMST acquired 2 branches from Boston Private Nov. 2016 San

16 # 1 Southern California (ex. San Diego) (2) P 2 Dallas, Texas P 3 Houston, Texas P 4 Phoenix, Arizona P 5 Ontario, California P 6 San Francisco, California 7 Seattle, Washington P 8 Minneapolis, Minnesota 9 San Diego, California P 10 Denver, Colorado P $107 $86 $93 $74 Seattle Southern California (ex. San Diego) San Diego National Average $146 $202 Seattle $89 $312 Southern California (ex. San Diego) $53 $234 San Diego POSITIONED IN MANY OF THE LARGEST MARKETS WITH DEEP AND DIVERSE COMMERCIAL BANKING OPPORTUNITIES San Diego, CASouthern California(2) Seattle, WAOntario, CA Source: S&P Global Market Intelligence, Company documents, SBA, U.S. Bureau of Economic Analysis. Note: FDIC data as of 6/30/2023. (1) Defined as states west of the Mississippi River. (2) The MSA of Southern California includes Los Angeles, Long Beach, and Anaheim; excludes San Diego and Ontario. (3) Including Ontario. Presence in 8 of the Top 10 Largest MSAs in the Central & Western U.S(1) Average Branch Size ($M) Substantial Room to Further Grow the Franchise (3) Overview of HomeStreet Primary Markets Median Household Income ($000s) (3) California Washington 4.2M Small Businesses $3.9T 650K+ Small Businesses $808B 2023Q3 GDP 2023Q3 GDP $89 $76 $312 $346 1 2 HMST Overall Market

17 $33 $94 $127 $10 $65 ($13) $39 ($6) Standalone Net Income Securities Rate Mark Loan Rate Mark Other Marks Adjusted Net Income Cost Savings (net of Durbin) All Other impacts Fully Synergized Earnings Combination Unlocks Significant Synergized Earnings MATERIAL SYNERGIZED EARNINGS POWER Source: S&P Global Market Intelligence, Company documents. (1) HMST Management projected 2025 net income, no growth forecast. (2) Net after-tax impact of all other rate mark-to-market. (3) Includes impact of CDI amortization net of reversal of HomeStreet’s CDI, financing costs, interest income on net proceeds, and all other merger related items. ROAA 0.36% 1.03% 1.39% • Pre-tax cost saves of $55 million or ~11% of combined core expense based on bottoms up analysis – Focus on back-office redundancy, technology and professional services • $175 million capital raise unlocks ability to mark-to-market assets and keep them on the combined balance sheet • Interest rate mark-to-market improves HMST standalone NIM in 2025 by ~90bps • Combined balance sheet flexibility • No credit mark accretion factored into modeling • No revenue enhancements factored into modeling (but identified) 2025 Estimated, $ in millions (2) (3)(1) 1.50%+ Implementing the FSUN commercial playbook (C&I loan and deposit growth, TM fee revenue) in HomeStreet markets could drive ROA to 1.50%+

18 FirstSun Overview

19 FIRSTSUN KEY HIGHLIGHTS: THE PLAYBOOK ✓ Balance between organic growth and strategic M&A ✓ Invested heavily in building out the local banking teams with a track record of success ✓ Focused go-to-market strategy: regional model with business line overlay ✓ C&I focused with select industry expertise and in major Southwest metro markets ✓ Attractive, balanced core deposit base: combination of granular, long- tenured balances in rural markets and commercial accounts in the metro markets ✓ Fee income is a major focus: >20% of revenue ✓ Demonstrated ability to remix post M&A deal closing ✓ Operating leverage and diversity of revenue at play

20 $3.6 $4.3 $1.7 $1.9 $3.7 $3.9 $4.2 $5.0 $5.7 $7.4 $7.9 2015 2016 2017 2018 2019 2020 2021 2022 2023 BALANCE BETWEEN ORGANIC GROWTH AND STRATEGIC M&A Asset Growth Over Time Source: S&P Global Market Intelligence. Note: Financial data as of December 31, 2023. (1) FTE basis. $ in billions Company History • Founded in late 1800s, Sunflower is now an $8 billion multi-state Regional Bank that has grown from a small, rural Kansas Community Bank via organic growth and acquisition • Publicly traded on OTCQX: FSUN (NASDAQ Listed upon HMST close) 2023 Highlights Areas of Focus • Effective organic strategy with significant business development hires; complemented by strategic M&A • Shifted focus from community CRE lending to major customer C&I relationship banking Organic CAGR: 12% Total CAGR: 21% $7.9 Total Assets ~7% YoY $6.2 Net Loans ~6% YoY $6.4 Deposits ~11% YoY 39% C&I Loans 4.15% Q4’23 NIM(1) 1.38% LTM ROAA 21% LTM Fee Income / Revenue M&A Organic FSUN Pioneer Acquisition Strategic Growth Acquisition Franchise Evolution with M&A

21 846 962 979 1,059 1,042 1,149 1,122 2017 2018 2019 2020 2021 2022 2023 Metro TX Loans: $2,428 Deposits: $1,482 Branches: 19 FTE: 145 Legend INVESTED HEAVILY IN BUILDING OUT THE BUSINESS DEVELOPMENT TEAM $138 $39 FSUN Peers Source: S&P Global Market Intelligence. Note: 2023Q4 BHC data used. Peer group is defined as nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. (1) Last twelve months data used. • Regional structure with line of business overlay • 6 Regions • Localized decision making • Incentivized leadership and scorecard model for every business development officer Marketing Strategies Full Time Employees (actual) Investment in Organic Growth PPNR(1) / Full Time Employees ($ in thousands) Loan Growth Focused Markets Funding Focused Markets Desert Mountain (CO/AZ) Loans: $1,593 Deposits: $1,206 Branches: 15 FTE: 124 Eastern KS Loans: $702 Deposits: $242 Branches: 3 FTE: 31 El Paso Loans: $211 Deposits: $545 Branches: 5 FTE: 33 Central / Western KS Loans: $184 Deposits: $1,370 Branches: 20 FTE: 115 New Mexico Loans: $141 Deposits: $1,143 Branches: 7 FTE: 45

22 Source: S&P Global Market Intelligence; Company documents. Note: Financial data as of December 31, 2023. Company data as of December 31 for each respective year. (1) Consists of business development in Dallas, Houston, Austin and San Antonio, excludes impact of Pioneer acquisition. FOCUSED GO-TO-MARKET STRATEGY: REGIONAL MODEL WITH BUSINESS LINE OVERLAY Strategic Deposit Growth 20232015 Strong Organic Loan Growth in Select Metro Markets $685M loans in Select Metro Markets $3.2B loans in Select Metro Markets Dec 2019 Dec 2023 47% CAGR Metro Texas(1) Eastern Kansas Arizona $92 $2,013 $0 $1,000 $2,000 $3,000 Dec 2019 Dec-23 $76 $499 $0 $200 $400 $600 Dec 2019 Dec-23 $517 $702 $0 $200 $400 $600 $800 Dec 2019 Dec-23 $ in millions, unless otherwise stated Metro Texas(1) $1.5B 19 Branches $1.4B 20 Branches $1.2B 15 Branches $1.1B 7 Branches $0.5B 5 Branches $0.2B 3 Branches $0.0B 0 Branches $0.9B 20 Branches $0.3B 9 Branches $0.0B 0 Branches $0.0B 0 Branches $0.1B 7 Branches Central / Western Kansas Desert Mountain (CO/AZ) New Mexico El Paso Eastern Kansas Focused on high quality customer growth on both sides of the balance sheet… NOT market share

23 $43.0 $31.4 2019 2023 $3.8 $5.7 2019 2023 $18.9 $33.3 2019 2023 FEE INCOME IS A MAJOR FOCUS: >20% OF REVENUE Wealth/Trust Mortgage Banking TM/Deposit/Card Fees Source: S&P Global Market Intelligence. ($ in millions) ($ in millions) ($ in millions) • Treasury Management (TM) is the key driver of growth… with revenues up 33% in 2023 • Significant investments made in personnel and technology • Stable, consistent retail based fees from more rural markets • $1.4 billion in AUM • Tremendous growth opportunity & synergy with C&I banking relationships • Acquired legacy Mutual of Omaha wealth business in late 2020 from CIT Group Inc. • Plano, Texas headquartered operation • Retail based origination platform focused in- footprint (no wholesale) • Predominantly agency and government underwriting

24 $1,062 $757 $869 $1,037 2017Q2 CRE 2019Q2 CRE 2017Q2 C&I 2019Q2 C&I $2,597 $3,103 2022Q2 C&I 2023Q4 C&I 146% 169% 165% 159% 151% 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 256% 270% 251% 242% 225% 2017Q1 2017Q2 2017Q3 2017Q4 2018Q1 ($ in millions) DEMONSTRATED ABILITY TO REMIX POST M&A DEAL CLOSING Closed: 6/19/2017 Closed: 4/1/2022 Assets Acquired: $2.1B Assets Acquired: $1.5B Source: S&P Global Market Intelligence. Note: Bank level regulatory data shown. Regulatory CRE as defined in the regulatory agencies guidance on commercial real estate. C&I loans includes C&I loans and owner-occupied CRE loans. Regulatory CRE Concentration Trends (Regulatory CRE / Total Capital) Regulatory CRE vs. C&I Trends $1,270 $1,392 2022Q2 CRE 2023Q4 CRE Regulatory CRE vs. C&I Trends ($ in millions)

25 1.4% 0.9% 2023 '19 - '23 Annual Average 21.2% 36.0% 2023 '19 - '23 Annual Average 4.3% 3.6% 2023 '19 - '23 Annual Average $21 $104 2019 2023 $170 $223 2019 2023 $196 $373 2019 2023 OPERATING LEVERAGE AND DIVERSITY OF REVENUE AT PLAY Net Income ($M) 4.1x Change Net Interest Margin(1) Revenue ($M) 0.9x Change Fee Income / Revenue Source: S&P Global Market Intelligence. Note: 2023Q4 BHC data used. (1) FTE Basis. Total Non-interest Expense ($M) 0.3x Change Growth & Operating Leverage Diversified and Attractive Operating Margins ROAA Average includes substantial CapEx in 2019 and 2020 to recruit business developers

26 Combined Franchise

27 COMBINED FRANCHISE SNAPSHOT ✓ Total Assets: $7.9B ✓ Gross Loans: $6.3B ✓ Total Deposits: $6.4B ✓ CET1 ratio: 11.1% ✓ NIB/Total: 24% ✓ CRE ex Multi / TRBC: 140% ✓ Strong presence in major metro growth areas (TX, CO, AZ) and stable funding focused markets (KS, NM) TOGETHER ✓ Total Assets: $9.4B ✓ Gross Loans: $7.4B ✓ Total Deposits: $6.8B ✓ CET1 ratio: 9.7% ✓ NIB/Total: 20% ✓ CRE ex Multi / TRBC: 140% ✓ Strong geographic presence in Seattle and Southern California ✓ Premier, differentiated regional bank positioned for growth ✓ Balanced franchise with a focus in the nation’s most attractive metro markets and complemented by funding from stable, granular markets ✓ Combined balance sheet well- positioned for either a rising rate or declining rate environment Source: S&P Global Market Intelligence. Note: Pro Forma estimates at closing including purchase accounting and other merger adjustments. $17B 2025 Total Assets $14.1 2025 Total Deposits ~3.9% 2025 NIM ~1.4% 2025 ROAA ~17% 2025 ROATCE ($ in billions)

28 Merger Structure & Consideration ▪ Entities: FirstSun Capital Bancorp (“FirstSun” or “FSUN”), HomeStreet Inc. (“HomeStreet” or “HMST”) ▪ FirstSun will be the legal and accounting acquiror ▪ 100% common stock; FirstSun to issue shares to HomeStreet shareholders ▪ Exchange ratio: HomeStreet shareholders will receive 0.4345 shares of FirstSun for each HomeStreet share ▪ Aggregate merger consideration to HMST of $286 million(1) ▪ NASDAQ uplist is anticipated prior to closing of the merger ▪ Mollie H. Carter (FSUN) Chairman of the Board ▪ Mark K. Mason (HMST) Vice Chairman of the Board ▪ Neal E. Arnold (FSUN) Chief Executive Officer ▪ Robert A. Cafera (FSUN) Chief Financial Officer Pro Forma Leadership Board of Directors ▪ 12 Directors: 9 from FirstSun / 3 from HomeStreet Headquarters ▪ Holding company: Denver, Colorado | Bank headquarters: Dallas, Texas ▪ Major Operation Centers: Dallas, TX | Seattle, WA | Southern California | Greater Kansas City Timing & Approval ▪ Subject to receipt of approvals from shareholders at both companies as well as customary regulatory approvals ▪ FirstSun insider ownership, inclusive of affiliates and Wellington’s $80 million investment at merger announcement, is approximately 69% of pre-merger shares outstanding ▪ Targeted closing: mid-2024 Shareholder Ownership ▪ 64% FirstSun / 22% HomeStreet / 9% Wellington(2) / 5% Other Investor Group Capital Commitments Brand ▪ Combined holding company will be FirstSun ▪ HomeStreet Bank will merge with and into Sunflower Bank, N.A. ▪ Continuation of HomeStreet and Sunflower Bank branding in legacy markets Committed Capital ▪ $175 million in capital commitments from an investor group led by Wellington Management ▪ $80 million will be invested at announcement and $95 million will fund concurrent with the merger closing ▪ Purchase price is fixed at $32.50 per FSUN share ▪ Capital enables combined entity to continue organic growth while maintaining 9%+ CET1 at BHC and 10%+ at bank level after purchase accounting adjustments (1) Utilizing the FSUN 20-day average of $33.95 as of January 12, 2024. (2) Wellington ownership includes $115 million of total equity investment; excludes warrants. TRANSACTION SUMMARY

29 Non-interest bearing transaction Interest-bearing transaction Time Savings and MMDA 22% 7% 38% 33% 8% 11% 20% 28% 28% 6% Source: S&P Global Market Intelligence, Company Documents. (1) Utilizes bank-level regulatory data as of December 31, 2023. (2) Excludes impact of purchase accounting adjustments. (3) Washington excludes non-reciprocal brokered deposits. (4) FDIC data as of 6/30/2023. (5) Owner-occupied CRE is included within C&I loans. (6) Per loan tape as of 11/30/2023. (7) All other is comprised of 38 states. COMBINED SNAPSHOT: FUNDING AND LENDING Washington Texas Kansas California Colorado New Mexico Other (AZ, HI, OR) 28% 15% 13% 12% 12% 10% 10% $13.2B Deposits 62% non-time ~72% in California ~17% in Pacific Northwest ~11% in Other (7) Kansas Arizona Colorado California Washington Texas All Other MO 2% OR 2% NM 1% IL 1% FL 1% Multifamily 3% 5% 6% 8% 15% 15% 8% 31% Deposits: Composition by Type(1)(2) Loans: Composition by Type(1)(2) Deposits: Composition by Geography(3)(4) Loans: Composition by Geography(2)(6) Multi-family Non-owner Occupied CRE Construction & Land Residential Commercial & Industrial(5) Consumer & Other $13.8B Loans

30 GO-TO MARKET STRATEGY & OPPORTUNITY Houston, TXSouthern California(2)Denver, CO Seattle, WA Dallas, TX Phoenix, AZ San Antonio , TX Ontario, CA Regional business model structure with line of business overlay Operations in 6 of the Top 10 Fastest Growth MSAs… … And With a Presence in 8 of the Top 10 Largest MSAs in the Central & Western U.S(1) Source: S&P Global Market Intelligence, Company documents. Note: FDIC data as of 6/30/2023. (1) Defined as states west of the Mississippi River. (2) The MSA of Southern California includes Los Angeles, Long Beach, and Anaheim; excludes San Diego and Ontario. ✓ 8 Regions ✓ 125+ Bankers So Cal Pacific Northwest El Paso Metro TX Central / Western KS ✓ Focus on integration ✓ Improve business mix ✓ Recruit C&I bankers in Southern California ✓ Build fee income with Treasury Management (TM), C&I business expansion and loan servicing leverage ✓ Maintain local market relationship banking not line of business focus ✓ Leverage specialty banking capabilities in all markets Eastern KS

31 Resi Loan Servicing, Commerical Loan Sale & Other 8% TM / Deposit / Card / Wealth Fees 9% Residential Mortgage GoS 4% TM / Deposit / Card Fees 36% Wealth/Trust 5% Residential Mortgage GoS 19% Resi Loan Servicing, Commercial Loans / SBA 24% Other 16% COMBINED FEE INCOME PROFILE: DIVERSIFIED & POISED FOR GROWTH Combined Fee IncomeCombined Total Revenue $121M Combined Fee Income Source: S&P Global Market Intelligence, Company Documents. Note: Pro Forma excludes purchase accounting adjustments. 2023 year-end data Net Interest Income 79% Fee Income 21% $581M Combined Total Revenue Areas of Emphasis and Growth for the Combined Company • Treasury management into HomeStreet markets and client base and expand payment service offerings • Wealth management into HomeStreet markets and client base • C&I expansion into HomeStreet markets to include specialty Syndication and Arrangement credit services • Fannie Mae DUS business and CRE loan sales in FirstSun markets

32 $1.2 $1.8 $2.2 $2.9 $3.1 2019 2020 2021 2022 2023 Source: S&P Global Market Intelligence, FDIC. Note: FDIC data as of 6/30/2023. (1) Includes impact of Pioneer acquisition. FSUN has built a comprehensive C&I growth engine that can be deployed into HomeStreet’s attractive, large metro markets… 102 Bankers Across 6 Regions $ in billions; includes owner occupied CRE balances FSUN C&I Loan Balances C&I Team $1.1 $1.6 $2.4 $3.8 $3.8 2019 2020 2021 2022 2023 • HMST’s two largest markets (greater Pacific Northwest & SoCal) are large, dense, and ripe for incremental growth • These are wealthy markets with a significant total addressable deposit market opportunity • These markets have experienced significant consolidation in the $5-$50 billion bank space FSUN C&I Capabilities: … HMST brings a stellar track record in multi- family lending and a unique platform to drive additional origination capabilities and commercial servicing revenue $ in billions HMST Multi-family Loan Balances Multi-family Team • Extensive track record in multi-family lending with significant portion of the book in California and the Pacific Northwest • High credit quality with consistently low LTVs and strong DSCR ratios • Conservative underwriting practices while maintaining a steady stream of demand • No multi-family net charge-offs since 2000 HMST Real Estate Capabilities: 20+ Bankers Across 4 Regions Multi-family Single Family Residential Construction Industrial / Warehouse HELOC Retail COMBINED COMMERCIAL CAPABILITY

33 4.8% 1.4% 17% 3.9% TOGETHER, WE ARE A SUPERIOR PERFORMANCE BANKING FRANCHISE Compelling Valuation Dynamics Pro Forma Financial Performance Relative to $15-$30B Asset Banks(3) Source: S&P Global Market Intelligence, Factset. Note: Market and estimate data as of January 30, 2024. (1) Utilizes HMST and FSUN standalone tangible book value per share as of September 30, 2023. (2) Financial Impacts are estimated at close and include the impact of purchase accounting adjustments, one-time deal charges, and the dilutive impact of the $175 million capital raise on a GAAP basis. (3) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. 0.56x HMST Purchase Price/TBV 1.15x FSUN Issuance Price/TBV Top-Tier Revenue Generation (5 Year Avg. Operating Revenue / Avg. Assets) Powerful NIM (2025 Estimated) Top-Tier Return on TCE (2025 Estimated ROATCE) Strong Projected ROAA (2025 Estimated ROAA) P/TBV Multiples(1) P/EPS Multiples 7.5x FSUN Price/2025 EPS (Pre-Raise) 2.2x HMST Price/2025 Fully Synergized EPS Financial Impact(2) To the Issuer of Shares 30%+ ’25 EPS Accretion < 2 yrs TBV Earnback 25%+ IRR ~(6.5%) TBV Dilution At Close ~500bps ROATCE Improvement

34 ROBUST, COMPLEMENTARY AND WELL-BALANCED REVENUE STREAMS Source: S&P Global Market Intelligence, Company documents & FactSet. Note: Financial data as of last twelve months (“LTM”) December 31, 2023. (1) Full year 2025 data shown for combined company metric, excludes the impact of identified revenue enhancements; last twelve months performance shown for peers. (2) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of- equals participants; excludes HTH from chart given business revenue model. Neutral Earnings Sensitivity Profile ✓ Balanced, more neutral NII (net interest income) sensitivity position pro forma ✓ Combined fee income represents approximately 22% of total revenue – relative to 17% median of $15-30B asset banks(1) ✓ Residential GOS mortgage business is only ~4% of pro forma revenue – Complementary businesses and both focused in core footprints – Material back-office cost synergies available in merger – Provides interest rate risk hedge in a declining rate environment ✓ Combined company well-positioned to leverage each partner’s strengths across the broader pro forma footprint – FSUN: C&I including Treasury Management (TM) capabilities, Trust/Wealth Management, mortgage banking – HMST: multi-family lending, commercial real estate, construction lending, mortgage banking, loan servicing and FNMA DUS license Pro Forma 2025E Fee Inc. / Total Revenue Relative to $10B - $30B Asset Banks(2) Liability Sensitive Asset Sensitive 46bps NIM Expansion 2019-2021 106bps NIM Expansion 2021-2023 64bps ROAA Expansion96bps ROAA Expansion 2025E Pro Forma (1) 22%

35 Conclusion

36 1.02% 1.38% 1.09% 0.94% 2020 - 2023 Average 2023 FSUN $2-$10B Peers 10.1% 7.6% FSUN $5-$10B Peers FIRSTSUN IS HIGHLY CONFIDENT IN ITS ABILITY TO EXECUTE TRACK RECORD OF FINANCIAL RESULTS OUTPERFORMANCE $1.12 $4.08 Pre-SGB EPS in 2015 FSUN 2023 GAAP EPS Build High Quality, Durable Profitability While Achieving Operating Leverage Protect Tangible Book and Compound Per Share Value at an Above Average Rate TBV CAGR Since 2019 YE Long-Term EPS CAGR GAAP ROAA (1) Source: S&P Global Market Intelligence. (1) EPS in last full year prior to Strategic Growth merger; 2015 year end pre-tax income and adjusted for a 24% tax rate given legacy sub chapter S corporation status. 1.0% 1.4% 1.1% 0.9% 2020 - 2023 Average 2023 ✓ FirstSun’s favorable risk profile was deliberate – we are well-positioned and playing offense ✓ Never compromise on credit & culture ✓ Plenty of room to grow organically in current metro markets and HomeStreet markets ✓ Quality of growth more important than market share ✓ Emphasis on core deposit franchise ✓ Highly selective in assessing this M&A opportunity relative to others ✓ Relentless execution of the playbook will drive shareholder value creation

37 COMPELLING INVESTMENT THESIS Premier, differentiated regional bank positioned for growth Balanced franchise with a focus in the nation’s most attractive metro markets and complemented by funding from stable, granular markets Combined balance sheet well-positioned for either a rising rate or declining rate environment Exceptional financial benefits and upside for both sets of shareholders Favorable shareholder construct and trading dynamics

38 POSITIONED FOR UPSIDE MARKET PERFORMANCE Source: S&P Global Market Intelligence; FactSet. Note: Market data utilizes 20-day VWAP as of January 30, 2024. (1) Pro forma ratios are estimates at deal closing and include purchase accounting and other merger adjustments. (2) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. (3) Profitability metrics for FSUN/HMST estimated as of first full year of pro forma operation, FY 2025; last twelve months as of September 30, 2023 for Peers. (4) Utilizing the FSUN 20-day average of $35.52 as of January 30, 2024. (5) Tangible book value at closing of $30.69. (6) 2025 Pro forma EPS of $6.05. (1) Better Pro Forma Peers (2) Than Peers? Median Top Quartile Profitability (3) Estimated Net Interest Margin ~3.9% ✓ 3.3% 3.5% Fee Income / Revenue ~22% ✓ 16% 23% Core ROAA ~1.4% ✓ 1.2% 1.3% Core ROATCE ~17% ✓ 16% 18% Implied Trading Multiples Stock Price (4) $35.52 -- -- Price / TBV @ Closing (5) 1.15x 1.43x 1.89x Trading Multiple Differential 25% 65% Price / 2025 EPS (6) 5.9x 11.3x 12.6x Trading Multiple Differential 93% 114%

39 3% 33% FSUN/HMST Index/Passive Institutional Peer Index/Passive Institutional x Legacy FSUN PE + <4.9% Ownership ($104M mkt cap) New FSUN PE/Institutional ($286M mkt cap) Hale Family, Board & Management ($399M mkt cap) Active Institutional ($219M mkt cap) Index/Passive Institutional ($44M mkt cap) Retail/Non Institutional ($345M mkt cap) PRO FORMA CAP TABLE & INVESTOR EVOLUTION ✓ Strong insider and affiliate ownership ✓ Significant variance in index/passive and overall institutional ownership relative to peers ✓ NASDAQ uplist anticipated prior to closing of the merger Pro Forma FSUN/HMST Cap Table Insiders and Affiliates 57% Market Cap $ in millions(1) Source: S&P Global Market Intelligence; FactSet. Note: Assumes FirstSun has no passive institutional ownership. (1) Utilizing FSUN 1/30/2024 spot price of $36.00. (2) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. • JLL (Pioneer transaction) • Wellington (HMST transaction) • Castle Creek (HMST transaction) New FSUN PE/Institutional Investors ($286M market cap) • Aquiline (SGB transaction) • Lightyear (SGB transaction) Legacy FSUN PE + <4.9% Ownership ($104M market cap) • ~130 unique active institutional investors have top 15 positions in this peer group • Virtually none of this investor universe has material ownership in FSUN or HMST • Average individual fund hold size of ~$70M • Potential New Investor Universe: ~$9 billion (2) 29% 20% 7% 25% 3% 16%

40 Appendix

41 Source: Company documents. KEY MODEL IMPACTS AND ASSUMPTIONS ▪ FSUN and HMST standalone projections based on management projections ▪ Pro Forma reflects management’s outlook for the combined company Earnings ▪ Represents approximately $55 million pre-tax or ~11% reduction of combined expense base, and 26% of HMST standalone expense base ▪ Reflects bottoms-up cost savings analysis expected to be fully phased in by 2025 Cost Synergies ▪ Gross credit mark equal to 1.08% of total loans (~$80 million), resulting in 1.21% pro forma reserves at close ▪ Assumes mark is 100% PCD Credit Mark ▪ ~$87 million pre-tax; ~$41 million realized at Transaction Close, remainder in the second half of 2024 ▪ Reflected in computation of pro forma tangible book value per share at closing One Time Costs ▪ ~$83 million (equivalent to ~2.2% of non-time deposits), amortized over 10 years utilizing sum-of-year digits methodologyCore Deposit Intangible ▪ $420 million (~5.6%) HMST loan pre-tax write down, $323mm after-tax impact accreted into earnings over 5 years ▪ Each entity’s AOCI adjusted for 2023Q4 market pricing ▪ HMST’s AOCI assumed to be an after-tax loss of $88 million with $60 million of the $88 million assumed to be accreted through pro forma earnings over 6 years ▪ Rate, spread and other fair value marks: ~$91 million net discount, accreted based on estimate remaining lives of individual assets and liabilities Fair Value Marks Additional Assumptions ▪ 23% marginal tax rate for FSUN and all pro forma merger adjustments ▪ Combined Durbin pre-tax dis-synergy of ~$7 million annually on a fully phased in basis Key Merger Impacts 2025E EPS Accretion Tangible Book Value Dilution @ Close 30%+ ~(6.5%) TBV Earnback (Crossover Method) IRR < 2 Years 25%+ Source: Company documents.

42 $ millions Shares (mm) $ per share $ millions FirstSun Capital Bancorp (FSUN): (A) Stock Consideration to HomeStreet (HMST) $286.5 (1) Estimated Standalone Tangible Book Value at Close (6/30/24) $819.3 25.0 $32.82 Pro Forma: Estimated HMST Standalone Tangible Common Equity at Close (6/30/24) $534.0 Estimated Standalone Tangible Book Value at Close (6/30/24) $819.3 25.0 (-) After-tax HMST Restructuring Expenses at Close (10.0) (+) Stock Consideration 286.5 (1) 8.4 (-) Net After-tax Credit Mark (31.6) (3) (+) Bargain Purchase Gain 16.3 (2) (-) After-tax Loan Mark (323.4) (+) Net Proceeds from Capital Raise 174.6 5.4 (-) After-tax Mortgage Servicing Rights Mark 4.0 (-) Core Deposit Intangible (CDI) Created (82.8) (-) After-tax Other Fixed Assets Mark (3.9) (-) After-tax FSUN Restructuring Expenses at Close (23.8) (+) After-tax Time Deposits Mark 1.8 Pro forma FSUN Tangible Book Value at Close (6/30/24) $1,190.1 38.8 $30.69 (+) After-tax FHLB Borrowings Mark 3.7 TBV Dilution at Close - $ ($2.14) (+) After-tax Subordinated Debt Mark 47.5 TBV Dilution at Close - % (6.5%) (+) After-tax Senior Debt Mark 8.0 (+) After-tax Trust Preferred Mark 8.8 Non-GAAP Tangible Book Value Impact: (B) Adjusted HMST Standalone Tangible Common Equity at Close (6/30/24) $239.0 Pro forma FSUN Tangible Book Value at Close (6/30/24) $1,190.1 38.8 $30.69 Excess Over Adjusted Tangible Book Value (A - B) $47.5 (-) After-tax FSUN Restructuring Expenses Post-Closing (34.9) (-) Core Deposit Intangible (CDI) Created (82.8) Illustrative Fully-loaded Pro forma FSUN Tangible Book Value $1,155.2 38.8 $29.79 (+) Deferred Tax Liability on CDI 19.0 Fully-loaded TBV Dilution - $ ($3.04) Goodwill Created $0.0 Fully-loaded TBV Dilution - % (9.3%) Bargain Purchase Gain $16.3 (2) Tangible Book Value Earnback (Crossover Method) < 2 Years PURCHASE ACCOUNTING SUMMARY Sources: Company documents; S&P Global Market Intelligence. (1) Based on 0.4345 shares of FirstSun Capital Bancorp for each HomeStreet, Inc. shares outstanding (~19.4 million, inclusive of unvested common stock equivalents). (2) Based on expectations and assumptions as of announcement date; subject to change at transaction closing (estimated at June 30, 2024 for illustrative purposes). (3) Assumes 100% PCD (Purchase Credit Deteriorated) Loans. Tangible Book Value per Share Impact Calculation of Bargain Purchase Gain

43 EARNINGS PER SHARE ACCRETION Sources: Company documents; S&P Global Market Intelligence. (1) Half year impact of combined Durbin amendment impact. (2) $82.8 million pre-tax CDI amortized over 10 years (sum-of-the-years digits method). (3) $420.0 million pre-tax loan interest rate mark accreted over 5 years. (4) AOCI of $60.0 million (after-tax), accreted through earnings over 6 years. (5) Time deposits pre-tax mark of $2.4 million accreted over 1 year; borrowings pre-tax mark of $4.8 million accreted over 2.5 years; subordinated debt pre-tax mark of $61.7 million accreted over 7.5 years; senior debt pre-tax mark of $10.4 million accreted over 2.0 years; trust preferred pre-tax mark of $11.4 million accreted over 12.0 years. (6) Mortgage servicing rights pre-tax mark of $5.1 million amortized over 5 years plus fixed assets pre-tax mark of $5.0 million accreted over 20 years. (7) Net impact of cost of financing, interest income from capital raise proceeds, loss of certain state tax benefits, and pro forma stock grants. (8) Pro forma diluted shares outstanding includes shares issued on the equity raise, pro forma stock grants, and shares issued to HomeStreet based on 0.4345x exchange ratio. Full Year 2025 Pro Forma Earnings Walkthrough GAAP ($mm) $ per share FirstSun Capital Bancorp 2025E Standalone Net Income $114.5 25.4 $4.52 HomeStreet 2025E Standalone Net Income 32.7 Combined Net Income $147.2 25.4 After-tax Pro Forma Adjustments: Cost Savings (Fully Phased-in) $42.3 Combined Durbin Amendment Impact (3.3) (1) Reversal of HomeStreet CDI Amortization 1.6 Core Deposit Intangible (CDI) Amortization, net of DTL (11.0) (2) Loan Interest Rate Mark Accretion 64.7 (3) Accretion of AOCI related to AFS Securities 10.0 (4) Time Deposits / Debt / Borrowings Mark Accretion (13.2) (5) Other Assets Amortization, Net (0.6) (6) All Other Pro Forma Adjustments, Net 1.9 (7) Pro Forma FirstSun Capital Bancorp Net Income $239.7 39.6 (8) $6.05 FirstSun Capital Bancorp EPS Accretion - $ $1.53 FirstSun Capital Bancorp EPS Accretion - % 34.0% Millions of Diluted Shares

44 IMPRESSIVE CAPITAL ACCRETION & DURABLE PRO FORMA BALANCE SHEET Recently Closed M&A Comps 1.21% 1.11% 1.53% Peer Median 3.1% 13.9% Peer Median 6.5% 7.2% 7.5% 8.6% 7.6% 8.5% 8.6% 9.4% Q2-2024 2024 2025 Peer Median 8.7% 9.1% 9.3% 10.7% 11.8% 10.8% 10.8% 11.7% Q2-2024 2024 2025 Peer Median GAAP Basis Rate Mark EffectLegend: CET1 Capital Ratio Tangible Common Equity / Tangible Assets Source: S&P Global Market Intelligence. (1) Rate mark effect adds back any unamortized interest rate marks. (2) Bank M&A deals that closed in 2023 prior to September 30, 2023 where seller assets were over $1 billion and whereby the seller assets were over 50% of the buyers assets; two deals: Columbia Banking System, Inc./Umpqua Holdings Corporation and Shore Bancshares, Inc./The Community Financial Corporation; capital ratio data shown in the chart reflects the median first reported quarter post-closing. (3) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. (4) Ex. multifamily excludes the implied HMST multifamily loans at close and the reserves attributed to multifamily loans as of September 30, 2023. (5) Pro forma ratios are estimates at deal closing and include the pro forma merger adjustments and purchase accounting marks. (3) ACL / Loans AOCI as a % of GAAP Equity (4,5) GAAP Basis Ex. MultifamilyLegend: (5) (3)(3) (3)Recently Closed M&A Comps (2) (2) Post-Closing Capital Ratios 2024-2025E Well-Positioned for Any Environment Closing Closing (1) FSUN/HMST in excess of recently closed deals

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward- Looking Statements” (in the case of HomeStreet), and “Risk Factors” in FirstSun’s and HomeStreet’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN WILL FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT WILL INCLUDE A PROXY STATEMENT OF HOMESTREET AND A PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/investor-

relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger will be included in the proxy statement/prospectus for HomeStreet’s special meeting of shareholders, which will be filed by FirstSun with the SEC. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 16, 2023, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on April 11, 2023, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.